Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 14 - 2004

June 16, 2004
FOR IMMEDIATE RELEASE

AURIZON REPORTS SHAREHOLDERS APPROVE
CONTINUATION OF SHAREHOLDER RIGHTS PLAN

Aurizon Mines Ltd. is pleased to announce that all motions presented at the Company’s Annual General Meeting held on June 15, 2004, were passed by the shareholders of the Company, including the continuation of the Company’s Shareholder Rights Plan.

In addition, shareholders approved the implementation of a new Stock Option Plan whereby a maximum of 6,000,000 common shares of the Company, representing 6.2% of the currently issued and outstanding share capital, not otherwise reserved for issuance in respect of options previously granted and outstanding, will be reserved, set aside and made available for issue under an Incentive Stock Option Plan, dated for reference December 17, 2003.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place, and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine.  Aurizon had cash and working capital in excess of $22 million at the end of the first quarter, 2004.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick D. Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.